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                             March 22, 2024

       Michael Tokich
       Senior Vice President and Chief Financial Officer
       STERIS plc
       70 Sir John Rogerson's Quay
       Dublin 2, Ireland D02 R296

                                                        Re: STERIS plc
                                                            Form 10-K for the
Year Ended March 31, 2023

       Dear Michael Tokich:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended March 31, 2023

       Results of Operations, page 31

   1. Based on the disclosures in financial statement Notes 8 and 11, it appears that your operations in Ireland
comprised 40% of your 2023 consolidated pre-tax income even
                                                        though the revenue from
these operations comprised less than 2% of consolidated
                                                        revenue. Consequently,
it appears that an expanded disclosure about your operations in
                                                        Ireland is necessary to
an understanding of your operating results. Please disclose why the operations in Ireland
appear to comprise a disproportionate share of your consolidated pre-tax income.
Identify the specific economic, geographic, and business factors that have enabled your operations
in Ireland to generate levels of pre-tax income that exceeded
                                                        83%, 107%, and 101% of
corresponding Irish revenues in 2023, 2022 and 2021
                                                        respectively. Explain
how these profit margins are possible given that less than 4% of your reported property,
plant and equipment is in Ireland. Explain why your Irish pre-tax income has increased
from 4% of your consolidated pre-tax income in 2019 to 40% in
                                                        2023. Explain how your
allocation of interest expense impacts an understanding of the reported pre-tax income
amounts for your operations in Ireland. Please address any
                                                        material unusual or
nonrecurring items that have had, or are expected to have, an impact
 Michael Tokich
STERIS plc
March 22, 2024
Page 2
         on the profitability of your Irish operations. The disclosure should enable readers to accurately assess the correlation between your reported Irish revenues and pre-tax income amounts. See Item 303 of Regulation S-K.
Business Segment Results of Operations, page 34

2. Please disclose the extent to which segment revenue variances were attributable to changes in prices or to changes in volume. In this regard, the existing disclosures attribute the variances to "increases in volume and pricing" so it is not clear whether the price and volume changes had equal or disproportionate impacts. See the related guidance in Item
         303(b)(2)(iii) of Regulation S-K.
Note 8, page 80

3. Please provide us with a quantified analysis that explains how you calculated the reported
         $62,664 Ireland operations 2023 pre-tax income amount. Please explain whether there are any material differences in how this amount was derived versus how the $74,463 Irish revenue amount on page 94 was derived. Please quantify the impact of such differences.
         Tell us whether the reported amounts for 2022 and 2021 were determined in the same manner. We may have further comment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 with any questions.



                                                                Sincerely,
FirstName LastNameMichael Tokich
                                                                Division of
Corporation Finance
Comapany NameSTERIS plc
                                                                Office of
Industrial Applications and
March 22, 2024 Page 2                                           Services
FirstName LastName